UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed
July 4, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER SIGNS PURCHASE AGREEMENT FOR TOPIA SILVER-LEAD-ZINC MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has closed the formal purchase agreement for its 100% interest in the Topia Silver-Lead-Zinc Mine in Durango, Mexico. As reported in February, the Company exercised its option to acquire the Mine, including a 200 tonne per day mill and complete mining infrastructure, after a 7,436 metre surface diamond drilling program completed by Great Panther in 2004-05 indicated that the property had significant potential to host additional resources. The mine has already produced in excess of 15 million ounces of silver, 18,500 ounces of gold, 48,000 tonnes of lead and 44,500 tonnes of zinc, while district production, dating back to 1600, has been estimated at up to 30 million ounces of silver. Great Panther's 6,119 hectare property contains the majority of the known veins in the district, many of which have not yet been mined.

Now that the Company has full possession of the property and assets (this did not occur in March as anticipated), the mill will be subjected to a thorough cleaning and refurbishing. Once this is completed, in late August/early September, industrial scale tests will be conducted on the reprocessing of historical tailings material to determine the viability of recovering silver, gold, lead and zinc from the old tailings pile. As reported on January 10, 2005, the tailings pile contains an inferred resource (NI 43-101 compliant) estimated at one million tonnes of 70 g/t silver and 0.4 g/t gold, 0.3% lead and 0.7% zinc, with metallurgical recoveries from testwork approximating 75% for gold and silver (Ref: Material Change Report filed on Sedar Jan 10, 2005). If successful, the reprocessing of tailings could provide early cash flow while the mine itself is being prepared for the resumption of full scale mining.

If the reprocessing of tailings proves to be uneconomic, it is anticipated that the Company will resume small scale mining from the Don Benito level of the '1522' Area of the mine in the fourth quarter of 2005, with production potentially increasing through the latter part of the year and early 2006 as additional stopes in other areas of the mine are developed. For the first three months of 2005, the mill was operated by the Vendor at approximately 25% capacity (50 tonnes per day), processing ore grading 710 g/t silver, 5.5% lead and 6.0% zinc from the Don Benito level.

Great Panther's new General Manager for the Topia Mine, Ing. Jesús Rico Aguilera, is on site and the rehabilitation of the underground workings is already underway. As Ing. Rico served as Mine Manager in Topia for Peñoles and is familiar with the operation, his experience will prove invaluable in carrying out Great Panther's goal of efficiently placing the mine back into full production. The Company's main focus in this regard is in the 'Argentina' Area of the mine and, as this is safely reopened, detailed sampling and an underground drilling program will be conducted for the development of a new resource. With an established track record of increasing reserves at the mine, Ing. Rico will play a major role in this regard.

In their last year of full production at Topia (1988), Peñoles mined 58,963 tonnes of ore and subsequently reported, at their closure of the mine in 1989, that there still existed a resource (not compliant with CIM standards and now considered historical) sufficient for approximately five years of mining. This was the standard procedure for the mine, as it is for many underground vein mines, and each year they would simply replace the ore they mined, keeping five years of resources ahead of them at all times. Significantly, 74,700 tonnes of this material (more than a year's production) was blocked out in the Argentina area where Great Panther is conducting its rehabilitation program. Although the Company is not relying on these figures, it is using them as a guide toward developing a new reserve in this area. Assuming that sufficient reserves can be established throughout the second half of 2005, it is the Company's intention to achieve a throughput of 200 tonnes per day by early 2006. The reader is cautioned however, that, apart from the tailings pile, there are currently no resources

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or reserves on the property that comply with NI 43-101 and there is no guarantee that the Company will be successful in establishing sufficient new reserves to support a renewed mining campaign.

Upon signing the Purchase Agreement, the Company paid a total of US$540,164.67 to the Vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price (approximately US$1.8 million) will be paid in stages over the next three years, effectively from the proceeds of production. Great Panther does, however, hold the option of paying out the full amount at any time.

Aspects of the project relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Project under the meaning of NI 43-101.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy
Chief Financial Officer and Chairman

Date: July 12, 2005